RADICA GAMES LIMITED
                REPORTS RECORD SECOND QUARTER & SIX MONTH RESULTS


FOR IMMEDIATE RELEASE                        CONTACT:  PATRICK S. FEELY
JUNE 8, 1998                                           PRESIDENT & COO
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150

                                                       DAVID C.W. HOWELL
                                                       EXECUTIVE VP & CFO
                                                       (HONG KONG)
                                                       (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADAF) reported today an after tax profit of $11.05 million or $0.54 per share before costs associated with the acquisition of the assets of KidActive, LLC (dba Girl Tech(TM)) for the second quarter ended April 30, 1998 versus $2.32 million or $0.11 per share for the second quarter of 1997. After considering costs associated with the acquisition the Company made an after tax profit of $9.05 million or $0.45 per share. After tax profit for the six months ended April 30, 1998 was $20.06 million or $0.97 earnings per share pre Girl Tech(TM)costs versus $4.84 million or $0.23 for the six months ended April 30, 1997 and $18.06 million or $0.88 earnings per share post Girl Tech(TM)costs.

Total revenues for the second quarter of fiscal 1998 were $31.75 million, increasing 161% from $12.17 million for the same quarter last year. Total revenues for the six months ended April 30, 1998 were $58.22 million, increasing 134% from $24.84 million for the same period last year.

The second quarter increase in net sales was the result of continued strong sales of 1997 product such as Bass Fishin'(TM), Deep Sea Fishin'(TM), Night Vision Tank Assault(TM), Night Vision Sub Assault(TM) and Solitaire, together with the impact of new Casino products (the "Players Choice" line and the low-priced "Pocket" line), Junior Bass Fishin'(TM), Solitaire Lite and the mass market version of Lunker Bass Fishin'(TM) released during the first quarter, as well as NASCAR Racer(TM), Trail Burner(TM), Inline Alley(TM), Tracer Ace(TM) and World Cup 98(TM) Soccer shipped towards the end of the second quarter. In addition, sales to the Hasbro Games Group have grown by 42% from $3.1 million in the second quarter of fiscal 1997 to $4.4 million in the second quarter of fiscal 1998. New product shipped for the Hasbro Group during the second quarter included Trivial Pursuit(TM) and Mastermind(TM).

The gross profit for the second quarter of fiscal 1998 increased by $12.56 million to $17.98 million from $5.42 million in the second quarter of 1997 and the gross margin for the second quarter increased to 56.6% from 44.5% for the same quarter last year.

The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and Original Design Manufacturing ("ODM") sales, as ODM sales dropped as a percentage of sales from 25.5% to 13.9%. In addition, approximately 1% of the second quarter margin or $0.3 million of gross profit was as a result of sales of product which had previously been written off.

Operating income for the second quarter of fiscal 1998 increased by $6.39 million to $8.47 million compared to $2.08 million for the same quarter last year. Operating expenses increased 184% to $9.51 million in the second quarter of fiscal 1998 from $3.35 million in the same quarter of fiscal 1997, mainly as a result of a one-time charge of $1.5 million for acquired research and development with regards Girl Tech(TM), increased sales related costs, increased research and development, an increase of $0.5 million as a result of amortization of intangible assets with regards Girl Tech(TM) and increased salaries due to certain management additions. As a percentage of sales, pre-Girl Tech(TM) operating expenses dropped from 27.5% in the second quarter of fiscal 1997 to 23.7% in the second quarter of fiscal 1998. The pre-Girl Tech(TM) operating margin rose to 33.0% during the second quarter compared to 17.1% during the same quarter last year.

As previously announced, on 30th April 1998 the Company purchased the assets of KidActive, LLC, dba Girl Tech(TM) during the quarter for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million has been capitalized as intangible assets and will be written off over a three year period commencing in the current quarter. The remaining $1.5 million was written off immediately as acquired research and development.

The Company announced that the first phase of the factory expansion has been completed and three floors of the factory building, comprising 111,450 square feet of new factory space, and three floors of the new dormitory extension, comprising 40,950 square feet, are now being utilized. Currently 3,500 staff and workers are employed in China compared to 1,662 at the end of May 1997.

The Company expects to move into an additional floor of the factory by the end of June with full occupancy of all six floors of factory and seven floors of dormitory by the end of August. At full occupancy there will be a total of 464,000 square feet of factory and 340,000 square feet of dormitory as well as a further 3.7 acres of land for use in the future.

"We are very pleased to announce our 4th straight quarter of record earnings. These results are indicative of the strong market support of Radica's product innovation in the fast growing electronic handheld game category," said Bob Davids, Chief Executive Officer.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business-- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about Girl Tech at "www.girltech.com".




                                    -- END --

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
                                                               RADICA GAMES LIMITED
                                                      CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                                           SIX MONTHS ENDED            THREE MONTHS ENDED
except per share data)                                                  APRIL 30,                    APRIL 30,
                                                             ---------------------------    ---------------- ---------
                                                                 1998            1997*         1998            1997*
                                                             ------------   ------------    -----------    -----------
                                                              (unaudited)    (unaudited)    (unaudited)     (unaudited)

REVENUES:
Net sales                                                    $     58,223   $    24,843     $    31,750    $    12,175
Cost of sales                                                     (25,565)      (13,945)        (13,766)        (6,753)
                                                             ------------   -----------    ------------    -----------
Gross profit                                                       32,658        10,898          17,984          5,422
                                                             ------------   -----------    ------------    -----------

OPERATING EXPENSES:
Selling, general and administrative expenses                      (11,389)       (4,931)         (6,197)        (2,484)
Research and development                                           (1,369)         (931)           (837)          (461)
Acquired research & development                                    (1,500)            -          (1,500)             -
Depreciation and amortization                                      (1,414)         (791)           (977)          (401)
                                                             ------------   -----------    ------------    -----------
Total operating expenses                                          (15,672)       (6,653)         (9,511)        (3,346)
                                                             ------------   -----------    ------------    -----------

OPERATING INCOME                                                   16,986         4,245           8,473          2,076

OTHER INCOME                                                          307           303             114             66

SHARE OF LOSS OF AFFILIATED COMPANY                                   (92)            -             (34)             -

NET INTEREST INCOME                                                   950           283             541            149
                                                             ------------   -----------    ------------    -----------

INCOME BEFORE INCOME TAXES                                         18,151         4,831           9,094          2,291

PROVISION FOR INCOME TAXES                                            (96)            8             (48)            26
                                                             ------------   -----------    ------------    -----------

NET INCOME                                                   $     18,055   $     4,839    $      9,046    $     2,317
                                                             ============   ===========    ============    ===========

EARNINGS PER SHARE - BASIC:

Net earnings per share                                       $       0.88   $       0.23   $       0.45    $      0.11
                                                             ============   ============   ============    ===========

Average number of shares outstanding                           20,546,579     20,705,434     20,323,597     20,731,726
                                                             ============   ============   ============    ===========

EARNINGS PER SHARE - ASSUMING DILUTION:

Net earnings per share and dilutive potential common stock   $       0.83   $       0.23   $       0.42    $      0.11
                                                             ============   ============   ============    ===========

Average number of shares
  and dilutive potential common stock outstanding              21,841,550     21,312,040     21,573,981     21,509,707
                                                             ============   ============   ============    ===========

* Restated to conform with 1998 presentation.

                                              RADICA GAMES LIMITED
                                          CONSOLIDATED BALANCE SHEETS


                          ASSETS
                                                                          APR. 30,           OCT. 31,
                                                                     ----------------    ---------------
(US Dollars in thousands, except share data)                                1998               1997
                                                                     ----------------    ---------------
                                                                       (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                               $      39,945       $     33,504
Short-term investments                                                              -              2,050
Accounts receivable, net of allowances for doubtful
  accounts of $908 in 1998 and $908 in 1997 and estimated
  customer returns of $1,790 in 1998 and $2,327 in 1997                        14,761             18,740
Inventories, net of provision of $1,808 in 1998 and
  $3,479 in 1997                                                               17,998             11,741
Prepaid expenses and other current assets                                       1,206                681
                                                                     ----------------    ---------------
        TOTAL CURRENT ASSETS                                                   73,910             66,716
                                                                     ----------------    ---------------
INVESTMENT IN AFFILIATED COMPANY                                                  102                194
                                                                     ----------------    ---------------
PROPERTY, PLANT AND EQUIPMENT, NET                                             14,366             12,539
                                                                     ----------------    ---------------
INTANGIBLE ASSETS, NET                                                          4,000                  -
                                                                     ----------------    ---------------
        TOTAL ASSETS                                                    $      92,378       $     79,449
                                                                     ================    ===============


                                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                               10,890             10,370
Accrued payroll and employee benefits                                           1,771              1,249
Accrued expenses                                                                8,144              5,945
Income taxes payable                                                               86                213
Deferred income taxes                                                              79                 79
                                                                     ----------------    ---------------
        TOTAL CURRENT LIABILITIES                                              20,970             17,856
                                                                     ----------------    ---------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,536,294 shares outstanding (20,860,200 at Oct. 31, 1997)                    205                 209
Additional paid-in capital                                                    23,508              28,589
Retained earnings                                                             47,708              32,800
Cumulative translation adjustment                                                (13)                 (5)
                                                                     ---------------    ----------------
       TOTAL SHAREHOLDERS' EQUITY                                             71,408              61,593
                                                                     ---------------    ----------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $     92,378       $      79,449
                                                                     ===============    ================